FORM 4                                  OMB APPROVAL
                                        OMB Number:  3235-0287
[ ] Check this box if no longer         Expires:  September 30, 1998
    subject to Section 16.  Form 4      Estimated average burden
    or Form 5 obligations may           hours per response . . . . 0.5
    continue.  See Instruction 1(b).

                              - NEW -
          UNITED STATES SECURITIES AND EXCHANGE COMMISSION




                         Washington, D.C.  20549

              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
1.   Name and Address of Reporting Person

     PIM HOLDING CO.
     (Last)         (First)        (Middle)

     1271 Avenue of the Americas, #4200
     (Street)

     New York       N.Y.           10020
     (City)         (State)        (Zip)

2.   Issuer Name and Ticker or Trading Symbol
     STARRETT CORPORATION (SHO)

3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Statement for Month/Year
     January, 1997

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)
     ____ Director                           _x__ 10% Owner
     ____ Officer (give title below)         ____ Other (specify below)
     ________________________________

7.   Individual or Joint/Group Filing (Check Applicable Line)
     _x_  Form filed by One Reporting Person
     ___  Form filed by More than One Reporting Person


     Table I - Non-Derivative Securities Acquired, Disposed of, or
               Beneficially owned

1.   Title of Security (Instr. 3)
     Common Stock, $1 Par Value

2.   Transaction Date (Month/Day/Year)
     1/8/97

3.   Transaction code (Instr. 8)
     Code           V
     J              --

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
     Amount                                  (A) or (D)          Price
     100,000 as a result of transfer of              D            --
     500,000 shares by Builtland Partners,
     without consideration, to the Milstein
     Family Foundation

5.   Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)
                       747,477
                       120,000
                        30,643
     Total:            898,120

6.   Ownership Form:  Direct (D) or Indirect (I)(Instr. 4)
     D
     I
     I

7.   Nature of Indirect Beneficial Ownership (Instr. 4)
     As Partner Builtland
     As Partner Bradley


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).


     Table II - Derivative Securities Acquired, Disposed of, or Beneficially
                Owned (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 3)


2.   Conversion or Exercise Price of Derivative Security


3.   Transaction Date (Month/Day/Year)


4.   Transaction Code (Instr. 8)
     Code                    V


5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
     (A)                           (D)


6.   Date Exercisable and Expiration Date (Month/Day/Year)
     Date Exercisable                             Expiration Date


7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
     Title                              Amount or Number of Shares


8.   Price of Derivative Security (Instr. 5)


9.   Number of Derivative Securities Beneficially Owned at End of Month
     (Instr. 4)


10.  Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
     (Instr. 4)


11.  Nature of Indirect Beneficial Ownership (Instr. 4)


                         PIM Holding Co.
                         /s/PIM Holding Co.               March 26, 1997
                         **Signature of Reporting Person    Date

Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.